UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 15, 2023

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 4.	Change in Issuer’s Certifying Accountant

On December 15, 2023, Elevate.Money REIT I, Inc. (the “Company”) received a letter from its independent accounting firm, Baker Tilly US, LLP (“Baker Tilly”), informing the Company that Baker Tilly will resign as the Company’s accounting firm as of that date.

The reports of Baker Tilly on the Company’s financial statements as of and for the fiscal years ended December 31, 2021, and December 31, 2022, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to any uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2022, and the subsequent interim period preceding such resignation, (i) there was no disagreement with Baker Tilly on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of the disagreement in connection with their reports, and (ii) there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Baker Tilly with a copy of the disclosures contained in this Form 1-U and has requested that Baker Tilly furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Baker Tilly agrees with the statements contained herein and, if not, stating the respects in which it does not agree. A copy of the letter from Baker Tilly concurring with the statements contained herein is attached as Exhibit 99.1 to this Form 1-U.

Exhibit No.	Description

99.1	Letter from Baker Tilly US, LLP, dated December 21, 2023

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Renee Ludwig
Renee Ludwig
Chief Executive Officer

Date: December 21, 2023